

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2010

Gregg W. Steinhafel
Chairman, President and Chief Executive Officer
Target Corporation
1000 Nicollet Mall
Minneapolis, Minnesota 55403

> **Re: Target Corporation**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended January 30, 2010**
> **Filed March 18, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 29, 2010**
> **File No. 001-06049**

Dear Mr. Steinhafel:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

1. We note that your discussion in this section provides limited analysis of the factors that influenced your financial results. For example, in discussing comparable-store sales on page 14 you state that "transaction-level metrics are influenced by a broad array of … factors" but you provide no analysis of these factors or how they affected your comparable-store sales. Please expand your discussion to address whether you believe factors that you identify constitute a trend and whether you expect that trend to continue. Please also provide analysis concerning the quality and variability of your earnings and

cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Further, please discuss in reasonable detail:

- Economic or industry-wide factors relevant to your company,
- Material opportunities, challenges, and
- Risk in the short and long term and the actions you are taking to address them.

In this regard, we refer you to our comments one and two in our September 23, 2008 letter to you regarding your 10-K for the fiscal year ended February 2, 2008, and your responses to these comments in your letters dated October 31, 2008 and December 4, 2008. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Outlook, page 23

2. Please expand your discussion in the first paragraph of this section on page 23 to explain the basis for your belief that comparable-store sales and total sales will increase. Please also expand your discussion to explain your statement in the same paragraph that comparable-store sales comparisons are easier in the spring than the fall. Refer to the guidance set forth in SEC Release No. 33-8350, Section III.B.4.

Definitive Proxy Statement on Schedule 14A Filed April 29, 2010

Committees, page 13

Nominating and Governance Committee, page 13

3. We note your disclosure on page 13 that board candidates are evaluated such that the board contains a predominance of business backgrounds that has a diverse set of experiences and perspectives. Please expand your disclosure to clarify whether you have a policy with regard to the consideration of diversity in identifying your director nominees, and if so, describe how this policy is implemented and how your committee assesses the effectiveness of the policy. See Item 407(c)(2)(vi) of Regulation S-K.

Executive Compensation, page 22

4. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. We also note your disclosure on page 23 that your approach to compensation "encourages appropriate risk-taking" and your disclosure on page 27 that your compensation mix is "designed to encourage thoughtful, but not excessive, risk taking." Please advise us of the basis for your conclusion that Item 402(s) disclosure is not necessary and describe the process you undertook to reach that conclusion.

Compensation Discussion and Analysis, page 22

Executive Summary, page 22

5. Please expand your bullet point discussion beginning at the bottom of page 22, or elsewhere as appropriate, to describe your policies for allocation of different forms of compensation. Your disclosure at the top of page 25 provides a general explanation of your rationale for favoring "variable" and "long-term" compensation, but you do not discuss your rationale for allocating amongst the several different forms of compensation you provide, such as restricted stock units, performance share units and options. See Item 402(b)(2)(i) through (iii) of Regulation S-K.

Compensation Positioning, page 24

6. You reference "performance at goal" throughout your discussion on page 25, but it does not appear that you explain this reference until page 27. Further, your disclosure on page 27 does not definitively clarify whether "performance at goal" is equivalent to "performance goals." Please revise your disclosure on page 25 to provide context for your use of "performance at goal" in describing your compensation plans.

7. Your discussion on page 25 summarizes the general parameters used in determining your named executive officers' compensation, and your disclosure beginning on page 27 states the threshold and goal amounts for each compensation element, but the specific formula used in determining compensation amounts is not provided. Please revise or advise. In this regard, we note your statement on page 25 that personal performance payouts are discretionary and based on subjective, individual performance factors. Nevertheless, it appears that you can provide a formula for each of the non-subjective elements of compensation. Refer to Item 402(b)(1)(v) of Regulation S-K.

8. We note your indication that the Compensation Committee capped spring season payouts, however, it is not clear at what level you capped these amounts. In other words, explain whether you capped them at the goal amounts or utilized a stretch amount.

2009 Compensation Actions Table, page 26

9. Please expand your disclosure on page 26 to specify the benefit to investors of your Compensation Actions Table and ensure that it is de-emphasized in relation to the prominence of your Summary Compensation Table on page 32. Please also ensure that any differences between the amounts reflected in your Compensation Actions Table and those reflected in your Summary Compensation Table, or other required tables, are clearly disclosed. For additional guidance, refer to the "Format" discussion in the Division of Corporation Finance's Staff Observations in the Review of Executive Compensation Disclosure which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm.

2009 Key Performance Measures and Performance Goals, page 27

10. In the first full paragraph on page 27 you refer to "variable compensation plans" and your "short-term and long-term incentive compensation plans." Please revise your discussion to clarify the difference, if any, between these plans. If you are referencing the same plans, please use consistent terms to describe the plans.

Personal Performance, page 28

11. In the first paragraph on page 28 you state that personal performance payments are based on subjective management criteria and you provide examples of those criteria. Please confirm whether these are all of the criteria considered in awarding personal performance payments to each of your named executive officers, and if not, disclose all additional criteria considered. Please also clarify if different criteria are applied to each named executive officer, and specify which criteria apply to which officer(s). Refer to Item 402(b)(2)(vii) of Regulation S-K.

12. If the personal performance amounts discussed in this section are reflected in the "bonus" column of your Summary Compensation Table, please make that clear or disclose elsewhere how the bonus amounts are determined.

Additional Compensation Elements, page 30

13. Please revise to elaborate upon how you arrived at the amount of compensation you determined to grant in the form of RSUs and stock options.

Summary Compensation Table, page 32

14. We note your disclosure in footnote one to your Summary Compensation Table that you did not include a restricted stock award paid to Mr. Steinhafel because it was granted in fiscal year 2010. Please note that compensation earned in a fiscal year should be included in that year's summary compensation table – even if the compensation is not granted until a subsequent fiscal year. As a result, it is unclear to us why you have not reflected this amount in the table; please advise. For further guidance, refer to Regulation S-K Compliance and Disclosure Interpretations 119.25 and 217.11 available on our website at www.sec.gov, and Instruction 1 to Item 402(c)(2)(iii) and (iv) of Regulation S-K.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David L. Donlin
        Assistant General Counsel
        Via Fax (612) 696-6909